東方有色集團有限公司
ONFEM HOLDINGS LIMITED

03 JAN -3 AM 10:47

03003123

28th February, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 27th February, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

Hong Kong iMail Thursday, February 28, 2002 Notice 35

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of ONFEM Holdings Limited ("the Company") is pleased to announce that Ms. He Xiaoli (何小麗) was appointed as an Executive Director of the Company with effect from 27th February, 2002 and extends its warmest welcome to Ms. He for joining the Board.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 27th February, 2002

2002 年 2 月 28 日星期四 香港經濟日報 A46

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，何小麗小姐由二零零二年二月二十七日起獲委任為本公司之執行董事，並熱烈歡迎何小姐加入董事會。

承董事會命
董事總經理
王幸東

香港，二零零二年二月二十七日

Hong Kong iMail Thursday, February 28, 2002 Notice 35

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of ONFEM Holdings Limited ("the Company") is pleased to announce that Ms. He Xiaoli (何小麗) was appointed as an Executive Director of the Company with effect from 27th February, 2002 and extends its warmest welcome to Ms. He for joining the Board.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 27th February, 2002

2002 年 2 月 28 日星期四 香港經濟日報 A46

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，何小麗小姐由二零零二年二月二十七日起獲委任為本公司之執行董事，並熱烈歡迎何小姐加入董事會。

承董事會命
董事總經理
王幸東

香港，二零零二年二月二十七日